SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                              _______________

                             SCHEDULE 14D-1
                             AMENDMENT NO. 5
                          TENDER OFFER STATEMENT
           PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE
                               ACT OF 1934
                                   AND
                              SCHEDULE 13D
                             AMENDMENT NO. 5
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              _____________

                             REVCO D.S., INC.
                         (Name of Subject Company)
                              _____________

                          RITE AID CORPORATION
                       OCEAN ACQUISITION CORPORATION
                              (Bidders)
                            _____________

                COMMON STOCK, PAR VALUE, $.01 PER SHARE
                     (Title of Class of Securities)
                            _____________

                             761339 10 0
                 (CUSIP Number of Class of Securities)
                           _________________

                          FRANKLIN C. BROWN, ESQ.
             EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL COUNSEL
                          RITE AID CORPORATION
                             30 HUNTER LANE
                       CAMP HILL, PENNSYLVANIA  17011
                         TELEPHONE: (717) 761-2633
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                              With a Copy to:

                         NANCY A. LIEBERMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                             919 THIRD AVENUE
                         NEW YORK, NEW YORK  10022
                        TELEPHONE:  (212) 735-3000
                              _______________

                Ocean Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Rite Aid Corporation, a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities Exchange Commission (the "Commission") on December 4, 1995, with respect to the Purchaser's offer to purchase 35,144,833 shares of common stock, par value $.01 per share (the "Shares"), of Revco D.S., Inc., a Delaware corporation (the "Company"), at a price of $27.50 per Share, net to the seller in cash, (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Amendment No. 5 to the Schedule 14D-1 also constitutes Amendment No. 5 to the Statement on Schedule 13D of the Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of
          Schedule 14D-1.

          ITEM 10.  ADDITIONAL INFORMATION.

               (f) On January 16, 1996, Parent issued a press release which announced that Parent and the Purchaser have extended the expiration date of the Offer to 7:00 p.m., New York City time, on Wednesday, January 31, 1996. The Offer had previously been scheduled to expire at 7:00 p.m., New York City time, on Tuesday, January 16, 1996. A copy of the press release is filed herewith as exhibit (a)(13) and is incorporated by reference herein.

          ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

               (a)(13)   Text of Press Release, dated January 16,
          1996, issued by Parent.


                                   SIGNATURES

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  January 16, 1996
                                        RITE AID CORPORATION

                                        By:  /s/ Martin L. Grass
                                           _______________________________
                                           Name:  Martin L. Grass
                                           Title: Chairman of the Board and
                                                  Chief Executive Officer


                                        OCEAN ACQUISITION CORPORATION

                                        By: /s/ Martin L. Grass
                                           _____________________________
                                           Name:  Martin L. Grass
                                           Title:  President


                                  EXHIBIT INDEX


          EXHIBIT
          NUMBER             DESCRIPTION

          (a)(13)        Text of Press Release, dated January
                         16, 1995, issued by Parent.